Filing pursuant to Rule 425 under the Securities Act of 1933
Filer: Precision Castparts Corp.
Subject Company: SPS Technologies, Inc.
Exchange Act File Number of Subject Company: 1-4416
PRECISION CASTPARTS CORP. AND SPS TECHNOLOGIES, INC. ANNOUNCE STATUS OF MERGER CONSIDERATION ELECTIONS RECEIVED AS OF NOVEMBER 24, 2003

PORTLAND OR, November 25, 2003—In connection with the proposed acquisition of SPS Technologies, Inc. (NYSE:ST) by Precision Castparts Corp. (NYSE:PCP), SPS shareholders have made the following merger consideration elections, as of November 24, 2003:

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  Elections for 229,103 shares, or approximately 1.7% of the outstanding SPS shares, have been received by The Bank of New York, the exchange agent;

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  5,056 shares elected to receive cash; and

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  224,047 shares elected to receive PCC common stock.

The deadline for receipt of merger consideration elections is December 2, 2003.

All elections are subject to adjustment to ensure that 50% of the outstanding shares of SPS common stock will be converted into the right to receive cash and 50% of the outstanding shares of SPS common stock will be converted into the right to receive shares of PCC common stock if the acquisition is completed. As a result, an SPS shareholder may not receive the exact form of consideration elected, and the ability of an SPS shareholder to receive the form of consideration elected will depend on the elections made by other SPS shareholders.

A more complete description of the election procedures and the adjustment and pro-ration mechanisms applicable to elections is contained in the SPS proxy statement/prospectus dated October 16, 2003, and the election materials mailed to SPS shareholders as of November 10, 2003, both of which SPS shareholders are urged to read carefully. Copies of the proxy statement/prospectus and any related documents filed with the SEC can be obtained free of charge at the website maintained by the SEC at www.sec.gov.

SPS shareholders who have acquired shares after November 10, 2003, should promptly contact The Bank of New York at 1-800-507-9357 to receive a copy of the election materials in order to make an election with respect to those newly acquired shares. SPS shareholders may also contact The Bank of New York if they need additional copies of these materials. SPS shareholders who hold any shares of SPS common stock with a broker, bank or other nominee should promptly contact their broker, bank or other nominee and follow their instructions as to the procedure for making an election with respect to their shares.

The proposed acquisition remains subject to the satisfaction of closing conditions, including SPS shareholder approval. As previously announced, a date of December 2, 2003, has been established for a meeting of SPS shareholders to vote upon the merger agreement.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties, and assumptions that could cause actual results to differ materially from those we describe in the forward-looking statements. The risks, uncertainties, and assumptions include the possibility that we will be unable to fully realize the benefits we anticipate from the acquisition; the challenges of achieving anticipated synergies; the possibility that we will incur costs or difficulties related to the integration of our business greater than those we expect; the ability to maintain customer relationships after the merger; our ability to retain and motivate key employees of both organizations; the difficulty of keeping expense growth and integration costs at modest levels while increasing revenues; the challenges of integration and restructuring associated with the transaction; the ability to obtain the necessary SPS shareholder approval; the possibility that the acquisition may not close; and other risks that are described from time to time in our Securities and Exchange Commission reports.

Additional Information About this Transaction

PCC and SPS have filed a definitive proxy statement/prospectus and other documents regarding this transaction with the Securities and Exchange Commission. PCC and SPS have mailed the definitive proxy statement/prospectus and merger consideration election materials to the SPS security holders. These documents contain important information about this transaction.

You may obtain copies of all documents filed with the Securities and Exchange Commission regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents free of charge from PCC at the PCC Corporate Center/Financial Documents section of www.precast.com or by contacting PCC Investor Relations at (503) 417-4850. They may also be obtained under Financial Information in the Investor Relations section of www.spstech.com or by contacting SPS Investor Relations at (215) 517-2001.

Participants in This Transaction

PCC and SPS and their respective directors and executive officers may be deemed participants in the solicitation of proxies from security holders in connection with this transaction. Information about the directors and executive officers of PCC and SPS and information about other persons who may be deemed participants in this transaction is included in the proxy statement/prospectus. You can find information about PCC's executive officers and directors in PCC's proxy statement (DEF14A) filed with the SEC on July 7, 2003. You can find information about SPS's officers and directors in its proxy statement (DEF14A) filed with the SEC on March 31, 2003. You can obtain free copies of these documents from the SEC, PCC, or SPS using the contact information above.